UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2017

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM GROUP: 2017-2019 STRATEGIC PLAN APPROVED

•	A SUBSTANTIAL TRANSFORMATION OF THE COMPANY IS ONGOING, AIMING AT CONFIRMING TIM AS MARKET’S POINT OF REFERENCE FOR TOTAL QUALITY IN BOTH FIXED AND MOBILE SERVICES

•	THE TURNOVER AND DOMESTIC EBITDA ARE EXPECTED TO GROW FOR THE FULL DURATION OF THE PLAN. IN BRAZIL THE RECOVERY TREND CONTINUES

•	LINE LOSSES ARE EXPECTED TO STOP IN 2018

•	FOCUS ON CONTENT, CONVERGENCE AND ICT

•	INVESTMENTS IN ITALY AMOUNT TO AROUND 11 BILLION EUROS OVER THE PLAN, WITH AROUND 5 BILLION GOING TO SPEED UP WORK ON THE ULTRABROADBAND NETWORKS

•	NGN AND LTE COVERAGE TARGETS HAVE BEEN ACCELERATED: BY THE END OF 2019, 95% OF THE POPULATION WILL HAVE ACCESS TO OPTIC FIBRE AND MORE THAN 99% TO 4G

•	RATIO OF DEBT TO REPORTED EBITDA CONFIRMED BELOW 2.7x BY THE END OF 2018

Milan, 03 February 2017

The Board of Directors of Telecom Italia, which met today chaired by Giuseppe Recchi, has approved the 2017-2019 three-year Strategic Plan presented by Chief Executive Officer Flavio Cattaneo. The Plan, named “A Transforming Company”, envisages a fundamental change with the previous one aiming to continue along the path of the significant transformation of the Company. The Integrated Plan combines growing revenues and EBITDA with financial discipline and efficiency focusing on maximizing the return on investments, with the aim of establishing TIM as a market reference point in terms of quality in Fixed and Mobile services through an approach based on content, convergence, ICT services, innovation and customer proximity.

The strategy is based on an excellent network infrastructure, the creation of which will be further accelerated over the Plan period. In particular, the investments planned in Italy will amount to around 11 billion euros, around 5 billion of which will go to speeding up the development of the ultra-broadband networks.

By the end of 2019, TIM plans to have increased Italy’s coverage with new generation networks reaching over 99% of the population with the LTE mobile network (4G) and 95% of the population with optic fibre; in particular, by the end of the Plan 50 major towns and cities will have connection speeds of up to 1GB. TIM is therefore confirmed as the undisputed leader in infrastructural development and in the digitization of the country, completing the ultra-broadband coverage of Italy autonomously and in a short time.

***

Particular focus will be placed on convergence and content, also thanks to the launch of national and international co-productions through TIMvision. This will strengthen the business model based on the best infrastructure and excellent customer services with an increased focus on the dissemination of premium digital services and content, also on an exclusive basis.

In the Domestic Mobile segment, in a competitive context which will be increasingly polarised and characterised by data consumption that will continue to grow, TIM will focus on speeding up the penetration of mobile ultra-broadband, strengthened by the extensive reach of its 4G network and the dissemination of quality content.

LTE customers are therefore expected to account for around 90% of Mobile Broadband customers by 2019, thanks to almost blanket coverage of the country at 75 Mbps, with peaks of 500 Mbps – the first operator in Europe - in the main cities thanks to the use of carrier aggregation technologies.

In the Fixed Domestic segment the Group plans to stop losses by 2018 through the acceleration in the spread and consequent adoption of optic fibre. The commercial strategy will play a key role, aimed at maintaining current customers through, for example, the supply of technologically evolved home devices connected to the domestic network – Internet of Things – which can be paid for directly in the bill.

The Plan will be characterised by firm financial discipline and strong cash-flow generation, which will enable the Group to reduce the ratio of adjusted net financial debt to reported EBITDA to below 2.7x in 2018. This is also thanks to the planned efficiency recovery actions.

The efficiencies expected by 2019 on the Opex and Capex amount to 1.9 billion euros, through three levers also aimed at increasing the cash-flow generation: cost optimization, streamlined organisation and process transformation.

Finally, the Plan provides for the relaunch of the main subsidiaries of the Group: synergies with Inwit will be maximised, for example by connecting all of the Company’s towers with optic fibre; Olivetti will be able to leverage the value of its brand to offer products with a cutting-edge design and ICT services. Sparkle will continue its growth phase identifying synergies with the Business department of TIM for the management of international customers, and it will assess inorganic growth options too.

In Brazil the Plan envisages continuing the relaunch of TIM Brazil, repositioning the subsidiary based on the quality of the offer and of the networks and convergence, to allow the Company to compete successfully in the post-paid segment at the same time returning to solid profitability. In particular, a further boost will be given to the creation of the UBB mobile infrastructure – by the end of the Plan 95% of the population will have access to 4G with coverage in approximately 3,600 cities - and to the development of convergent offers also thanks to agreements with the main producers of premium content.

***

The Plan strategy, focused on significant infrastructure investments aimed at increasing the dissemination of innovative services, leads to the following Group targets being defined:

•	The turnover and domestic EBITDA (the latter with a “low-single digit” YoY increase) are confirmed as increasing YoY for the entire duration of the Plan

•	Capex / Group turnover ratio at the end of the three-year period below 20%

•	Ratio of adjusted net financial debt to reported EBITDA below 2.7x in 2018

***

Note that this press release contains forward-looking statements about TIM Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group’s operations and strategies. Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the nine months ended September 30, 2016 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2017

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager